AB 3/24

[redacted]

11020406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-68343

X KH 3/22

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VLS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Locust Avenue – Suite 301
(No. and Street)

New Canaan (City) | CT (State) | 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Hoge | (203) 992-4301 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

60 Broad Street (Address) | New York (City) | NY (State) | 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

PW 3/25

VLS Securities LLC
(a wholly owned subsidiary of VelocityShares LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Richard Hoge, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to VLS Securities LLC for the period ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CAO and CCO
Title

Subscribed and sworn
to before me this the 22nd
day of February, 2011

Samantha Addonizio-Butts
Notary Public-Connecticut
Commission expires 02/28/2015

VLS Securities LLC

(a wholly owned subsidiary of VelocityShares LLC)
Statement of Financial Condition
December 31, 2010

VLS Securities LLC
(a wholly owned subsidiary of VelocityShares LLC)
Index
December 31, 2010

Page(s)

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOCUNTING FIRM

To the Member of
VLS Securities LLC

We have audited the accompanying statement of financial condition of VLS Securities LLC (a wholly owned subsidiary of VelocityShares LLC) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VLS Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2011

VLS SECURITIES LLC
(a wholly owned subsidiary of VelocityShares LLC)
Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 542,704
Accounts receivable	19,527
Other	2,631
Total assets	$ 564,862
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 71,227
Due to affiliate	9,994
Total liabilities	81,221
Member's equity	483,641
Total liabilities and member's equity	$ 564,862

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

VLS Securities LLC (the "Company"), a wholly owned subsidiary of Velocity Shares LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware on May 4, 2009. On April 12, 2010, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company acts primarily as a broker or dealer in the marketing and distribution of Exchange Traded Notes ("ETNs").

As discussed above, the Company commenced operations on April 12, 2010 and has devoted most of its efforts to marketing and expanding its service offerings. Accordingly, there are no significant revenues there from for the period April 12, 2010 through December 31, 2010

The Parent has provided capital since inception, and will continue to provide the necessary capital to the Company because it is a critical part of the Parent's business strategy. The Parent's financial position and unfunded capital commitments are sufficient to support the projected operations of the Company for a period of no less than one year from the date the financial statements were available for issuance.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue
All revenues are recorded as earned.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that offset the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision for income taxes has been reflected in the accompanying financial statements. The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursement of taxes.

As required by US GAAP, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the

position following an audit. For the year ended December 31, 2010, the Company did not have any material uncertain tax positions for the open tax years 2009 and 2010.

3. Transactions with Related Parties

The Company subleases its office space from and maintains an administrative services agreement with its Parent. Pursuant to the agreement, the Parent provides administrative services, salaries, equipment and software and office supplies and telephone services.

The Company made interest bearing advances to its Parent during the year totaling $475,000. The advances carried an interest rate of 4%. All advances have been repaid.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of operations (15 to 1 thereafter). At December 31, 2010, the Company had net capital of $456,483 which exceeded the required net capital by $446,430.

5. Concentrations

Substantially all of the assets of the Company are held by a single bank. The Company does not consider itself at risk in this regard.

6. Subsequent Events

The Company has evaluated events and transactions that may have occurred since December 31, 2010 through the date the financial statements were available for issuance and has determined there were no subsequent events during this period which impacted the financial statements.

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

Independent Registered Public Accounting Firm's Supplementary Report on Internal Control Required by SEC Rule 17a-5

VLS SECURITIES LLC
(a wholly owned subsidiary of VelocityShares LLC)

December 31, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
VLS Securities LLC

In planning and performing our audit of the financial statements of VLS Securities LLC (a wholly owned subsidiary of VelocityShares LLC) (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during out audit we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2011